                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)/1/

                                   DNX CORP.
                                   ---------
                               (Name of Issuer)

                                 Common Stock
                                 ------------
                        (Title of Class of Securities)

                                   233239102
                                   ---------
                                (CUSIP Number)

                                  Hope Flack
                                   BVF Inc.
                    c/o Grosvenor Capital Management, L.P.
                       333 West Wacker Drive, Suite 1600
                           Chicago, Illinois  60606
                                (312) 263-7777
                 --------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 8, 1996
                               ----------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                        (Continued on following pages)

                             (Page 1 of 7 Pages)

---------------
/1/ THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

    THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

-----------------------                                  ---------------------
  CUSIP NO. 233239102                   13D                PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      BIOTECHNOLOGY VALUE FUND, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
 5    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          291,155
     OWNED BY
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON           -0-

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
                          291,155
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      291,155

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      3.38%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 233239102                   13D                PAGE 3 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      BVF PARTNERS L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
 5    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          625,645
     OWNED BY
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON              -0-

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
                          625,645
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      625,645

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      7.27%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 233239102                   13D                PAGE 4 OF 7 PAGES
-----------------------                                  ---------------------


          The Schedule 13D filed with the Securities and Exchange Commission on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF, L.P."), BVF Partners L.P., a Delaware limited partnership ("Partners"), BVF Inc., a Delaware corporation ("BVF Inc."), and Mark N. Lampert, an individual ("Lampert") on January 25, 1996 (the "Schedule 13D"), is hereby amended as follows:

     ITEM 1.  SECURITY AND ISSUER.

          This statement on Schedule 13D (this "Statement") relates to the Common Stock (the "Stock") of DNX Corp. ("DNX"). The principle executive office of DNX is located at 575 Route 28, Raritan, New Jersey 08869.

     ITEM 2.  IDENTITY AND BACKGROUND.

          The persons filing this Statement, the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and certain information regarding each of them, are as follows:

          (a) BVF, L.P., Partners, BVF Inc., and Lampert.

          (b) The business address of BVF, L.P., and Partners (the "Reporting Persons") is 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606. The business address of BVF Inc., and Lampert is One Sansome Street, 39th Floor, San Francisco, California 94104.

          (c) Partners is the general partner of BVF, L.P., which is an investment limited partnership. BVF Inc. is an investment adviser to and general partner of Partners. Lampert is the sole shareholder, sole director and an officer of BVF Inc.

          (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Lampert is a citizen of the United States of America.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Since September 10, 1996, Partners, in its capacity as general partner of BVF, L.P., has purchased, on behalf of BVF, L.P., an aggregate number of 13,000 shares of Stock for

-----------------------                                  ---------------------
  CUSIP NO. 233239102                   13D                PAGE 5 OF 7 PAGES
-----------------------                                  ---------------------

     an aggregate consideration of $61,750, and has sold 70,000 shares of Stock for consideration of $393,750. Such funds were provided by BVF, L.P., from its working capital pursuant to the terms of its limited partnership agreement with Partners. In addition, Partners, in its capacity as investment manager with respect to certain managed accounts, has purchased on behalf of such managed accounts an aggregate number of 135,000 shares of Stock for an aggregate consideration of $712,000. Such funds were among the funds under management by Partners pursuant to investment management agreements between Partners and such managed accounts.

     ITEM 4.  PURPOSE OF TRANSACTION.

          The sole purpose of the acquisitions and transfers of the Stock reported herein was and is for investment. The Reporting Persons did not at the time of the purchases and transfers of the Stock, and do not presently, have any plan to acquire control of DNX. The Reporting Persons may acquire additional shares of the Stock from time to time.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a) BVF, L.P., beneficially owns 291,155 shares of the Stock and Partners beneficially owns 625,645 shares of the Stock, approximately 3.38% and 7.27%, respectively, of the aggregate number of shares outstanding as of November 8, 1996.

          (b) BVF, L.P., shares voting and dispositive power over the 291,155 shares of the Stock it beneficially owns with Partners. Partners shares voting and dispositive power over the 625,645 shares of the Stock it beneficially owns with, in addition to BVF, L.P., the managed accounts on whose behalf Partners, as investment manager, purchased such shares. The managed accounts on whose behalf Partners has purchased shares of the Stock are: Investment 10 L.L.C., an Illinois limited liability company ("ILL10"), Palamundo L.D.C., a limited duration company organized under the laws of the Cayman Islands ("PAL"), ZPG Securities L.L.C., a New York limited liability company ("ZPG"), and Biotechnology Value Fund, Ltd., a limited duration company organized under the laws of the Cayman Islands ("BVF LTD") (collectively the "Accounts"). The Accounts specialize in holding biotechnology stocks for investment purposes and the business address of each is c/o Grosvenor Capital Management, L.P., 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

          (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons during the past 60 days. All such transactions were made for cash in open market, over-the-counter transactions, except that on October 9, 1996, Partners rebalanced the investment portfolios of its managed accounts, transferring 110,000 shares of Stock held by BVF, L.P., ILL10, PAL and ZPG to BVF LTD; this transfer had no net effect on Partners' voting and dispositive power over the Stock. It should be noted that, on August 30, 1996, the managed investment account Biotech Target SA, a company organized under the laws of Panama, liquidated and contributed all of its cash and securities

-----------------------                                  ---------------------
  CUSIP NO. 233239102                   13D                PAGE 6 OF 7 PAGES
-----------------------                                  ---------------------

     to BVF LTD. No other transactions in the Stock have been effected by the Reporting Persons since September 10, 1996.

          (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

          (e)  N/A

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Partners is the general partner of BVF, L.P., pursuant to a limited partnership agreement which authorizes Partners, among other things, to invest the funds of BVF, L.P., in the Stock and to vote and dispose of the Stock. Pursuant to such limited partnership agreement, Partners is entitled to allocations based on assets under management and realized and unrealized gains thereon. Pursuant to investment management agreements with the Accounts, Partners has the authority, among other things, to invest funds of the Accounts in the Stock and to vote and dispose of the Stock. Pursuant to such agreements, Partners receives fees based on assets under management and realized and unrealized gains thereon.


     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A - Agreement Regarding Joint Filing

          Exhibit B - Transactions in the Stock by the Reporting Persons during the last 60 days.

-----------------------                                  ---------------------
  CUSIP NO. 233239102                   13D                PAGE 7 OF 7 PAGES
-----------------------                                  ---------------------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  November 12, 1996


          BIOTECHNOLOGY VALUE FUND, L.P.

          By:  BVF Partners L.P., its general partner

               By:  BVF Inc., its general partner

                    By:  /s/ MARK N. LAMPERT
                         ---------------------------------
                         Mark N. Lampert
                         President


          BVF PARTNERS L.P.

          By:  BVF Inc., its general partner

               By:  /s/ MARK N. LAMPERT
                    -------------------------------------
                    Mark N. Lampert
                    President